Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

June 1, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Sonia Barros

Re:

Viscorp, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 19, 2008

File No. 333-149261

Dear Ms. Barros:

This letter is provided in response to your letter dated May 28, 2008, regarding the above-referenced Registration Statement for our client, Viscorp, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Viscorp, Inc. and not our law firm.

1.

We note your response to our prior comment 1 and reissue that comment.  The filing must include the signature of both the principal financial officer and the principal accounting officer.  Dr. Jiang’s signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form S-1.

Response:

We revised the signatures to the S-1 according to your comment.

Financial Statements of Tianyin Pharmaceutical Co., Inc. (Formerly Viscorp, Inc.) as of March 31, 2008

2.

Please revise your interim financial statements to include a balance sheet as of the end of the most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year or tell us why your current presentation was considered appropriate.  Refer to Rule 8-03 or Regulation S-X.

Response:

Pursuant to your comment, we have revised our interim financial statements (for the period ending March 31, 2008) to include a balance sheet as of the end of the preceding fiscal year (June 30, 2007).   As a result, we have also amended the 10-Q for the quarter ending March 31, 2008 so it now includes Balance Sheet Data for June 30, 2007.

3.

Please tell us why including a statement of stockholder’s equity for the period from the latest fiscal year end to the interim balance sheet date was considered not required.  Revise your presentation as appropriate.

Response:

Pursuant to your comment, we have revised our interim financial statements (for the period ending March 31, 2008) to include a statement of stockholder’s equity for the period from the latest fiscal year end (June 30, 2007) to the interim balance sheet date (March 31, 2008).   As a result, we have also amended the 10-Q for the quarter ending March 31, 2008 so it now includes a statement of stockholder’s equity for the period from the latest fiscal year end to the interim balance sheet date.

Financial Statements of Tianyin Pharmaceutical Co., Inc. (Formerly Viscorp, Inc.) as of June 30, 2007

4.

We do not believe that your response to comment three fully addresses our comment. For example, it is still unclear how Patrizio and Zhao, LLC (P&Z) performed the observation of inventories at June 30, 2006 and 2007.  Please ask P&Z to provide, in a letter addressed to us, more detail about their inventory observation procedures performed during or after the end of the periods audited.  Refer to PCAOB Interim Auditing Standard, AU Section 331, Inventories.

Response:   Pursuant to your comment, P&Z prepared a letter to you, which we will file as separate correspondence.  However, the letter states as follows:

“Mr. John Zhao, CPA, the Partner in charge of Asian services, prepared the audit program for inventory including the audit objectives, plans, strategy and procedures relating to the observation of inventory. He also supervised the staff members of the firm of Patrizio and Zhao, LLC (hereinafter P&Z) in connection with the observation of The Company’s inven- tory in September 2007, in compliance with U.S. Generally Accepted Auditing Standards (GAAS).

Audit procedures included an initial walk-through of the plant for purposes of planning the audit program. It also included interviews and discussions with the Company’s managerial and staff personnel regarding the production process including a review of the description of internal accounting controls and the physical control and safeguarding of raw materials and inventory. The movement of raw materials through the pharmaceutical or manufactu- ring process was also conducted. The audit procedures included discussions with Company management regarding the compliance with Chinese governmental regulations regarding safety and quality control standards over pharmaceutical products.

Specific inventory observation procedures included obtaining various inventory quantity and price listings for the following categories:

Raw materials

Wrappage

Low-value Consumption

Finished goods

Work-in-process was evaluated to be immaterial and no additional audit program steps or procedures were deemed necessary.  From the listings, audit inventory sheets were pre- pared by category, listing prices and quantities. The selections were tested with physical inventory on hand in the plant.  All discrepancies were documented and analyzed. Follow-up inquiries were made of every discrepancy observed and found. All of the explanations that were provided by the Company’s management were documented.

Other audit testing procedures included examining purchase invoices for raw materials and sales invoices for finished goods. Shipping and transportation invoices and documents were also examined for raw material inventories purchased and finished goods sold.  Analytical review was made for each type of pharmaceutical good sold by the company and its relation to the raw materials purchased and consumed. Reasonableness tests were performed for the relationships between and among sales volume and quantities of raw materials consumed.

Other audit procedures that were employed after completion of the physical observation included rolling back the inventory balances observed to the ending balances reported in the respective balance sheets. Monthly sales figures and monthly inventory purchases were scrutinized to ascertain the reasonableness of the opening inventory balances. To complete the analytical  procedural process monthly balances of accounts payable and accounts receivable were correlated with purchases of raw materials and physical sales of finished goods and tested for any material distortions.

P&Z firm members maintained and maintain daily communication via internet and telephone between and among the partner and his supporting staff in China and the United States New Jersey office. Post issuance reviews were made by the U.S. P&Z Quality Control Department of the inventory audit programs, planning and interview memoranda, inventory schedules, workpapers and other evidence prepared and conducted in China. The Quality Control SEC Director (hereinafter QC SEC Director) discussed the inventory programs and observation procedures including the audit objectives and conclusions with the Partner and staff.”

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,

Attorney at Law

Cc: Dr. Jiang, CEO

      Viscorp, Inc.